VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:          U-Mind Space, Inc.
Registration Statement on Form S-1 filed on January 5, 2018
SEC File No: 333-222420

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), please consider this correspondence as an application to the United States Securities and Exchange Commission (the "Commission") for an order permitting U-Mind Space, Inc. (the "Registrant") to withdraw the subject Registration Statement on Form S-1 filed by the Registrant on January 5, 2018, and amended on January 19, 2018 (collectively, the "Registration Statement"). The Registrant is requesting withdrawal for various business and market reasons and as such, the registration statement should not be made effective at this time.

The Registration Statement covered the distribution by Sehee Lee, the Chairman of the Registrant, to individual recipients of shares of the Registrant's Common Stock. The Registration Statement has not been declared effective and no shares of Common Stock of the Registrant have been or will be distributed by Mr. Lee pursuant to the Registration Statement.

The Registrant believes the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, the Commission issue an order granting the desired withdrawal.

The Registrant further requests that all fees paid to the Commission with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact the undersigned at (408) 402-1573 or C. Parkinson Lloyd, Esq., counsel to the Registrant at (801) 328-3600. Please provide a copy of the order consenting to this withdrawal to me by facsimile transmission at 801-212-2187.

Sincerely,

/s/ Sehee Lee

Chairman

U-MIND SPACE, INC.
106 E. Lincolnway Blvd. Ste 307, Cheyenne, WY 82001
4818-5212-2744.v1